Exhibit 4.2

[CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED BY [***] IS CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT (I) IS NOT MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.]

AMENDMENT AGREEMENT

to a

SHARE PURCHASE AGREEMENT

dated 26 January 2022

between

COOL COMPANY LTD.

and

GOLAR LNG LIMITED

This amendment agreement (the “Amendment Agreement”) is made on this 25th day of February 2022 by and between:

(1)	COOL COMPANY LTD. (the “Company”)

and

(2)	GOLAR LNG LIMITED (“Golar”)

(hereinafter collectively referred to as the “Parties” and, individually, as a “Party” for the purpose of amending a share purchase agreement between the Parties dated 26 January, 2022 (the “SPA”).

1.	Terms defined in the SPA shall have the meaning assigned to them therein when used in capitalised form in the following.

The term “Agreement” shall, when used in the SPA, mean the SPA as amended by this Amendment Agreement.

2.
The Parties note that the structure of the New Bank Loan as reflected in the New Bank Loan Agreement is different from that described in the definition of the New Bank Loan as the Company (rather than the Subsidiaries) will be the formal borrower whilst the Subsidiaries will be guarantors.

Hence, it is agreed to change the definition so that it reads as follows:

“New Bank Loan” means a senior secured loan facility of up to USD 570 mill. to be provided to the Company by the Finance Providers for the purpose of financing intra-group loans from the Company to the Subsidiaries (other than those party to the Continuing Lease Agreement) in order to assist them in the financing of either the purchase price for their respective Vessel on completion of their respective Purchase Option or the refinancing of the Existing Bank Loan.

3.
The Parties recognise that Schedule 3 to the SPA was updated subsequent to the date of the Agreement. The correct Schedule 3 to the SPA (which is dated 31 January 2022) is attached hereto as Appendix 1.

4.
The Parties recognise that the pairing of the Subsidiaries and the Vessels in Schedule 2 to the SPA was incorrect. A revised and correct version of Schedule 1 to the SPA is attached hereto as Appendix 2.

5.	The Parties agree that the reference to “GOLAR FROST” in Clause 4.2 of the SPA shall be substituted with “GOLAR ICE”.

6.	The Parties have received and accepted the Audited Balance Sheet. Based on this it is agreed that the Purchase Price is USD 336,666,236.

7.	The Parties note that:

(i)	the Audited Balance Sheet reflects that there were no Shareholder Loans outstanding from Golar to the Subsidiaries and/or CoolPoolCo at the Valuation Date;

(ii)
the Private Placement has been completed through the issue of 27.5 mill. new ordinary shares of USD 1 par value at a subscription price of USD 10 each, net proceeds from which are on account with DNB Bank ASA to be released by DNB Bank ASA and Clarksons Platou Securities AS for the purpose of funding the completion of the SPA (the “Available Funds”);

(iii)	the Company’s shares have been listed on the Euronext Growth list with the first day of listing being 22 February 2022;

(iv)
the New Bank Loan Agreement has been executed on 17 February 2022 whereafter the New Bank Loan, subject to the Company complying with the conditions for drawdown set forth therein, is available to the Company;

(v)
Golar has obtained the agreement in principle to the termination of the Terminating Lease Agreements, formal consent being provided as and when the relevant Subsidiary and the relevant lessor sign the repurchase documentation with a closing date for such transaction being specified;

(vi)	Golar has sought consent to the change of control in the Subsidiaries party to the Continuing Lease Agreements, a formal response to this request is expected in early March; and

(vii)	the Transitional Services Agreement, the Pool Accession Deed and the Golar Loan Agreement have been executed by the parties thereto.

8.
The SPA assumes that the Transaction shall be completed in one process which shall include the completion of the purchases of the Vessels pursuant to the Purchase Options and the refinancing of the Existing Bank Loan immediately subsequent to Completion.

The Parties now recognise that it will be difficult to achieve this due to, inter alia:

(i)
the need to transfer title to the Vessels to be acquired by Subsidiaries pursuant to the Purchase Options whilst the Vessels are all in international waters or in a neutral tax jurisdiction to avoid any national tax or other charges;

(ii)
the fact that the Subsidiary Shares in the Subsidiaries parties to the Terminating Lease Agreements and the Existing Bank Loan are pledged to the lessors under the Terminating Lease Agreements and the lenders under the Existing Bank Loan, such pledges not being released unless and until the aforesaid lessors and lenders have received (or simultaneously with receiving) the amounts due to them pursuant to the exercise of the Purchase Options and the Existing Bank Loan; and

(iii)	the complexity associated with each, combined closing.

The Parties have therefore agreed to complete the Transaction in successive completions (as described in Clause 9 below) and in a different sequence of steps than set out in the SPA (as described in Clauses 10, 11 and 12 below).

9.
The Parties agree that the Transaction shall be completed by way of successive completions of the transfer of title to all of the Subsidiary Shares in each Subsidiary from Golar to the Company (each, a “Subsidiary Completion”).

Each Subsidiary Completion shall be carried out by:

a)	the relevant Subsidiary exercising of its Purchase Option under its Terminating Lease Agreement and completing its purchase of its Vessel; or

b)	the relevant Subsidiary refinancing the Existing Bank Loan; or

c)	the relevant Continuing Lessor approving the change of control in the relevant Subsidiary caused by the transfer of title to the Subsidiary Shares in the relevant Subsidiary to the Company;

whichever alternative is relevant for the relevant Subsidiary Completion.

It is furthermore agreed that the completion of the transfer of title to the Cool Pool Shares shall be completed as part of the last Subsidiary Completion.

While 2 or more Subsidiary Completions may take place on the same date, they shall nevertheless be considered as individual processes successively completed.

10.	The Parties have agreed to the distribution of the Purchase Price between the Subsidiaries as set forth in Appendix 3 hereto (each a “Subsidiary Purchase Price”).

Further, it has been agreed that the Golar Subscription Amount (and thus the new shares in the Company to be issued in settlement thereof) shall be deemed to be payable by Golar in eight instalments of USD 15,562,000, each such instalment to be settled by set-off against Golar’s subscription of 1,562,500 new common shares in the Company at a subscription price of USD 10 on each Subsidiary Completion.

Appendix 3 identifies each Subsidiary Purchase Price and how settlement thereof by the Company shall be split between cash payment (the “Cash Payment”) and the issue of new shares in the Company (the “Share Settlement”) in each case payable to Golar.

11.	Each Subsidiary Completion is subject to and conditional upon the following conditions being satisfied or waived (each Party may waive a condition to be performed by the other Party) by the Parties:

(i)
Golar shall have provided the Company with no less than 3 Banking Days’ notice (or if the lenders under the New Bank Loan have agreed to a shortened drawdown notice period, then such shortened notice period shall apply under this Agreement also) of the date of the Subsidiary Completion and the Subsidiary whose Subsidiary Shares are to be transferred to the Company by way of the designated Subsidiary Completion;

(ii)	Golar shall have

a.
agreed all terms and conditions for the purchase by the relevant Subsidiary of its Vessel from the counterparty to its Terminating Lease Agreement following an exercise of its Purchase Option thereunder, completion of such purchase taking place on the designated Subsidiary Completion Date; or

b.	submitted a prepayment notice to the lenders of the Existing Bank Loan and agreed that such prepayment shall take place on the designated Subsidiary Completion Date;

c.
agreed with the Continuing Lessor party to the relevant Subsidiary’s Continuing Lease Agreement, all terms and conditions for such Continuing Lessor’s consent to the change of control in the relevant Subsidiary, effective from the designated Subsidiary Completion Date, whichever alternative is relevant and all of which shall be on terms and conditions acceptable to the Company.

Copies of any and all such notices, consents and/or documents referred to above shall be provided by Golar to the Company.

(iii)	Golar having agreed, on terms acceptable to the Company, the conditions for the release by:

a.	the lessor party to the relevant Subsidiary’s Terminating Lease Agreement; or

b.	the lenders of the Existing Bank Loan; or

c.	the Continuing Lessor party to the relevant Subsidiary’s Continuing Lease Agreement;

of the Subsidiary Shares in the relevant Subsidiary from the pledge they are subject to as an initial or simultaneous step in the Completion process so as to facilitate the transfer of title thereto from Golar to the Company;

(iv)
Golar shall, in relation to the Subsidiary Completion relevant to Golar LNG NB12 Corporation, provided evidence that the second priority mortgage held by Santander Asset Finance plc. over “GOLAR FROST” has been deleted and the second priority assignment in favour of Santander Asset Finance plc has been released;

(v)	the Parties shall have executed a contract note documenting their agreement on the sale and purchase of the Subsidiary Shares in the relevant Subsidiary for accounting and settlement purposes;

(vi)
the Company shall, in relation to the Subsidiary Completions relevant to the Subsidiaries not party to a Continuing Lease Agreement, have submitted a utilisation request to the Finance Providers for the amount available under the New Bank Loan in relation to the relevant Subsidiary;

(vii)	the Company shall have secured the release of such part of the Available Funds as shall be required, together with the amount to be drawn under the New Bank Loan (as per (v) above), to:

a.	either:

(i)
preposition with the lessor under the relevant Terminating Lease Agreement not later than 1 Business Day in advance of closing by way of conditional payment order (MT103/MT199) the amount required by it to settle its purchase of its Vessel on terms which shall include an instruction that if the fully signed, dated and timed protocol of delivery and acceptance in respect of the transfer of title of the Vessel to the relevant Subsidiary (including countersignature by the mortgagee under the New Bank Loan) is not provided to the beneficiary bank by a certain deadline, the funds shall be returned to the remitting bank. This shall be done by remitting the Company’s equity portion to Nordea Bank Abp filial I Norge as agent under the New Bank Loan in advance and instructing Nordea that these funds are to be included with the amount drawn under the New Bank Loan which is conditionally pre-positioned with the relevant lessor by Nordea Bank Abp filial i Norge pursuant to MT103/MT199; or

(ii)	repay the Existing Bank Loan,

(whichever is relevant); and

b)	make the Cash Payment to Golar for the relevant Subsidiary;

(viii)        Golar shall have provided the Company with a subscription form for the new shares in the Company which shall represent the Share Settlement for the relevant Subsidiary;

(ix)          each Party having complied to the other Party’s satisfaction, with its obligations under the SPA and this Amendment Agreement;

(x)           all of the Warranties being true and correct in all respects; and

(xi)          all resolutions required to prepare for and complete the relevant Subsidiary Completion shall have been passed by the board of directors of the relevant Subsidiary and the Parties.

12.	Each Subsidiary Completion shall follow the steps set out in the following:

(i)	Golar shall confirm that all conditions precedent (including any approvals) to:

a.	the closing of the relevant Subsidiary’s purchase of its Vessel from the counterparty to its Terminating Lease Agreement and the termination thereof; or

b.	the repayment of the Existing Bank Loan by the relevant Subsidiary; or

c.	the continuation of the Continuing Lease Agreement to which the relevant Subsidiary is a party;

whichever alternative is applicable to the relevant Subsidiary are satisfied or will be satisfied as part of the closing process and, accordingly, that this transaction is ready to close;

(ii)
Golar shall confirm that the share certificates evidencing the Subsidiary Shares of the relevant Subsidiary will be released by the party to which they are pledged (and will be delivered to the company secretary of the relevant Subsidiary for cancellation) so as to allow title to these to be transferred to the Company and a new share certificate in the name of the Company to be issued on the Subsidiary Completion;

(iii)	the Parties shall confirm that all of the conditions set forth in Clause 11 above have been complied with or waived by the Parties;

(iv)	the Company shall confirm that the funds required:

a.	to pay the purchase price for the relevant Subsidiary’s Vessel;

or, as the case may be,

b.
to prepay the Existing Bank Loan have been drawn under the New Bank Loan and, if required, released from the Available Funds and prepositioned for the closing of the purchase of the relevant Subsidiary’s Vessel or, as the case may be, the prepayment of the Existing Bank Loan, such amount to be released as part of the closing of this transaction;

(v)
the Company shall, if the relevant Subsidiary is party to a Continuing Lease Agreement, confirm that the Company Lease Guarantee has been issued to the relevant Continuing Lessor as a basis for its consent to the change of control in the relevant Subsidiary;

(vi)	the Company shall confirm that the funds required to pay the relevant Cash Settlement to Golar have been released from the Available Funds and thus are available to the Company for this purpose;

(vii)	the Company shall confirm receipt of the subscription form for the shares representing the Share Settlement;

(viii)	the relevant Subsidiary’s:

a.	purchase of its Vessel; or

b.	repayment of the Existing Bank Loan;

whichever alternative is relevant shall close or, alternatively, the Company shall conclude and sign whatever documentation required to document the continuation of the relevant Subsidiary’s Continuing Lease Agreement;

(ix)
Golar shall, once this is released, arrange for the cancellation of the existing share certificate evidencing the Subsidiary Shares in the relevant Subsidiary and the issue of a new certificate in the name of the Company and deliver the same to the Company or the Company’s order and shall arrange for the name of the Company to be entered in the register of members as the registered owner of those Subsidiary Shares;

(x)	the Company shall transfer the relevant Cash Settlement to Golar’s bank account number 6037.04.41262 with Nordea Bank Abp, Filial i Norge; and

(xi)
the board of directors of the Company shall resolve to issue the relevant Settlement Shares to Golar in exchange for the relevant part of the Golar Subscription Amount and transfer the same to Golar’s VPS account no. 0600.11.610718.

13.
As for the Cool Pool Shares, title shall be transferred to the Company as part of the final Subsidiary Completion by Golar arranging for the cancellation of the current share certificate, the issue of a new certificate in the Company’s name which shall be delivered to the Company and the entering of the Company’s name in the relevant Subsidiary’s register of members as the registered owner of those Subsidiary Shares.

14.
If all of the Subsidiary Completions and the completion of the Cool Pool Shares acquisition have not occurred by the Long Stop Date, the Parties shall consider, discuss and seek to agree on an extension of the Long Stop Date.

15.
All terms and conditions set forth in the SPA (including Clause 5) shall apply to this Amendment Agreement provided that, if there are any inconsistencies between the terms set out herein and the terms of the SPA, the terms set out herein shall prevail.

Golar LNG Limited	Cool Company Ltd.

/s/ Karl F. Staubo	/s/ Neil J. Glass
Name: Karl F. Staubo	Name: Neil J. Glass
Position: CEO	Position: Director

Schedule 3	Appendix 1

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Schedule 2:	Appendix 2

THE VESSELS

Vessel name	Year of Delivery	Cargo Capacity	Flag	IMO #	Vessel Owner or Bareboat Charterer
Golar Bear	2014	158,244	Marshall Islands	9626039	Golar Hull M2027 Corp.
Golar Crystal	2014	158,235	Marshall Islands	9624926	Golar Hull M2022 Corp.
Golar Frost	2014	158,170	Marshall Islands	9655042	Golar LNG NB12 Corporation
Golar Glacier	2014	159,463	Marshall Islands	9654696	Golar LNG NB10 Corporation
Golar Ice	2015	158,228	Marshall Islands	9637325	Golar Hull M2048 Corporation
Golar Kelvin	2015	159,455	Marshall Islands	9654701	Golar LNG NB11 Corporation
Golar Seal	2013	158,140	Marshall Islands	9624914	Golar Hull M2021 Corp.
Golar Snow	2015	158,137	Marshall Islands	9635315	Golar Hull M2047 Corp.

Appendix 3

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